UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Brian Malone, Chief Financial Officer

Longwood Fund Management

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(617) 351-2590

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Longwood Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,820,607

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,820,607

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,820,607

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.6%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Longwood Fund GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,870,628

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,870,628

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,870,628

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.8%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Christoph Westphal, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 711,225

	(8)	Shared Voting Power 2,870,628

	(9)	Sole Dispositive Power 711,225

	(10)	Shared Dispositive Power 2,870,628

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,581,853

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.8%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 553,451

	(8)	Shared Voting Power 3,046,109

	(9)	Sole Dispositive Power 553,451

	(10)	Shared Dispositive Power 3,046,109

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,599,560

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.8%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 976,279

	(8)	Shared Voting Power 2,870,628

	(9)	Sole Dispositive Power 976,279

	(10)	Shared Dispositive Power 2,870,628

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,907

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.7%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D amends supplements and restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2013 (the “Initial Filing”), as amended by the Schedule 13D/A filed with the SEC on March 28, 2013 and the Schedule 13D/A filed with the SEC on March 19, 2014 (collectively, the “Schedule 13D”), by Longwood Fund, L.P. (the “Fund”), Longwood Fund GP, LLC (the “General Partner”), Christoph Westphal, M.D., Ph.D., Richard Aldrich, Michelle Dipp, M.D., Ph.D., and Jonathan Tilly, Ph.D. (collectively, with the exception of Jonathan Tilly, Ph.D., the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”).  Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

(c)                                  Item 2(c) is hereby amended as follows: Dr. Westphal is no longer a member of the board of directors of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to append the following:

On June 13, 2014, Dr. Dipp was granted stock options, which vest in installments of 31,250 shares of Common Stock every three months beginning September 13, 2014.  31,250 of such stock options vested on September 13, 2014, and therefore, Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing. Such stock options were granted to Dr. Dipp at no cost.

On the following dates, Dr. Dipp purchased the following numbers of shares of Common Stock pursuant to a Rule 10b5-1 buying plan at the following prices: on May 19, 2014, Dr. Dipp purchased 450 shares of Common Stock at $7.33 per share; on June 23, 2014, Dr. Dipp purchased 450 shares of Common Stock at $8.68 per share; and on July 28, 2014, Dr. Dipp purchased 450 shares of Common Stock at $9.00 per share.  Such shares were acquired with the personal funds of Dr. Dipp.

16,026 and 16,026 of the restricted stock units of the Issuer that were granted to Dr. Dipp on December 5, 2012, vested on March 31, 2014 and June 30, 2014, respectively.  A further 16,026 of the restricted stock units of the Issuer will vest on September 30, 2014, and therefore Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing.  The restricted stock units were granted to Dr. Dipp at no cost. In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer withheld shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

On June 13, 2014, Mr. Aldrich was granted stock options, which vest in installments of 541 shares of Common Stock per month beginning on July 13, 2014.  1,625 of such stock options vested in July, August and September 2014, and 1,083 shares will vest within 60 days of September 18, 2014, and therefore, Mr. Aldrich is deemed to have beneficial ownership over such shares as of the date of this filing. Such stock options were granted to Mr. Aldrich at no cost.

On the following dates, the Richard H. Aldrich 2005 Revocable Trust purchased the following numbers of shares of Common Stock pursuant to a Rule 10b5-1 buying plan at the following prices: on May 19, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.33 per share; on May 27, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.50 per share; on June 2, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.29 per share; on June 9, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $7.59 per share; on June 16, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $8.52 per share; on June 23, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at a weighted average purchase price of $8.81 per share; on June 30, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $9.16 per share; and on July 7, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 2,000 shares of Common Stock at $9.49 per share.  Such shares were acquired with the personal funds of Mr. Aldrich.

Item 4.  Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentage of Common Stock reported beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 24,269,976 shares of the Issuer’s Common Stock outstanding as of September 18, 2014, immediately following the consummation of the Offering.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.                                    Longwood Fund, L.P.

(a)                                 At the close of business on September 18, 2014, the Fund beneficially owned 2,820,607 shares of Common Stock, representing a beneficial ownership of approximately 11.6% of the outstanding Common Stock.  All of these shares are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	2,820,607
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	2,820,607

B.                                    Longwood Fund GP, LLC

(a)                                 At the close of business on September 18, 2014, the General Partner beneficially owned 2,870,628 shares of Common Stock, representing a beneficial ownership of approximately 11.8% of the outstanding Common Stock. 2,820,607 of these shares are directly held by the Fund and 50,021 of these shares are directly held by the General Partner.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	2,870,628
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	2,870,628

C.                                    Christoph Westphal, M.D., Ph.D.

(a)                                 At the close of business on September 18, 2014, Christoph Westphal, M.D., Ph.D., beneficially owned 3,581,853 shares of Common Stock, representing a beneficial ownership of approximately 14.8% of the outstanding Common Stock.  701,927 of these shares are held by Dr. Westphal personally, 4,850 of these shares are held by the Christoph H. Westphal Revocable Trust of 2007, 4,448 are options to purchase Common Stock that are vested or will vest within 60 days of September 18, 2014, 2,820,607 of these shares are held by the Fund and 50,021 of these shares are held by the General Partner.  Dr. Westphal is the trustee of the Christoph H. Westphal Revocable Trust of 2007, and he exercises voting and investment power of the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	711,225
	2. Shared power to vote or direct vote:	2,870,628
	3. Sole power to dispose or direct the disposition:	711,225
	4. Shared power to dispose or direct the disposition:	2,870,628

D.                                    Richard Aldrich

(a)                                 At the close of business on September 18, 2014, Richard Aldrich beneficially owned 3,599,560 shares of Common Stock, representing a beneficial ownership of approximately 14.8% of the outstanding Common Stock. 526,445 of these shares are held by Mr. Aldrich personally, 175,481 are held by the Richard H. Aldrich Irrevocable Trust of 2011, 19,850 are held by the Richard H. Aldrich 2005 Revocable Trust, 7,156 are options to purchase Common Stock that are vested or will vest within 60 days of September 18, 2014, 2,820,607 of these are held by the Fund and 50,021 of these shares are held by the General Partner. Mr. Aldrich is the trustee of the Richard H. Aldrich 2005 Revocable Trust, and he exercises voting and investment power of the shares of record held by such trust. Mr. Aldrich’s spouse is the trustee of the Richard H. Aldrich Irrevocable Trust of 2011, and she exercises voting and investment power over the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	553,451
	2. Shared power to vote or direct vote:	3,046,109
	3. Sole power to dispose or direct the disposition:	553,451
	4. Shared power to dispose or direct the disposition:	3,046,109

E.                                    Michelle Dipp, M.D., Ph.D.

(a)                                 At the close of business on September 18, 2014, Michelle Dipp, M.D., Ph.D. beneficially owned 3,846,907 shares of Common Stock, representing a beneficial ownership of approximately 15.7% of the outstanding Common Stock. 780,554 of these shares are held by Dr. Dipp directly, 16,026 of these shares are restricted stock units that are vested or will vest within 60 days of September 18, 2014, 179,699 of these shares are options to purchase Common Stock that are vested or will vest within 60 days of September 18, 2014, 2,820,607 of these shares are held by the Fund and 50,021 of these shares are held by the General Partner.

(b)	1. Sole power to vote or direct vote:	976,279
	2. Shared power to vote or direct vote:	2,870,628
	3. Sole power to dispose or direct the disposition:	976,279
	4. Shared power to dispose or direct the disposition:	2,870,628

(c)                                  See Item 3 of the Schedule 13D, as amended herein.

On March 31, 2014 and June 30, 2014, shares held by Dr. Dipp were withheld to satisfy statutory withholding requirements upon vesting of restricted stock units held by Dr. Dipp.

On September 18, 2014, the Fund beneficially owned 2,820,607 shares, which reflected a pro rata transfer of 999,964 shares to the limited partners and General Partner that occurred pursuant to the Fund’s partnership agreement.  The General Partner’s direct beneficial ownership increased by 50,021 shares as a result of such transaction.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the heading “Lock-Up Agreements” and deleting the information added to Item 6 by the Schedule 13D/A filed on March 19, 2014.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.3

Form of Amended and Restated Restricted Stock Agreement between the Registrant and each of Michelle Dipp and Christoph Westphal (incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.4

Amended and Restated Restricted Stock Agreement between the Registrant, Richard Aldrich and the Richard H. Aldrich Irrevocable Trust of 2011, dated March 29, 2012 (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.5

Registration Rights Agreement, dated March 12, 2013, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 14, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: September 19, 2014

LONGWOOD FUND, L.P.
By:	Longwood Fund GP, LLC, a
Delaware limited liability company and
general partner of Longwood Fund, L.P.

By:	/s/ Brian Malone
Brian Malone, Chief Financial Officer

LONGWOOD FUND GP, LLC

By:	/s/ Christoph Westphal
Christoph Westphal, M.D., Ph.D., Manager

/s/ Christoph Westphal
Christoph Westphal, M.D., Ph.D.

/s/ Richard Aldrich
Richard Aldrich

/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D.